May 2, 2011

Via EDGAR as “CORRESP” and fax (703) 813-6984

Sonia Barros
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549

Re:	Owens Mortgage Investment Fund, a California Limited Partnership (the “Partnership”)
Form S-11 Registration Statement filed April 1, 2011; Amendment No. 1 thereto filed May 2, 2011
File No. 333-173249

Dear Ms. Barros:

We are in receipt of your letter dated April 20, 2011 providing comments on the above-referenced filing.  The responses contained in this letter are numbered to correspond with the numbered comments of your letter which are reproduced below in boldface and italics.  Concurrently with submission of this letter, we are filing Amendment No. 1 to our registration statement.

Real Estate Properties Held for Sale and Investments, page 43

1.	Please include disclosure on capitalization rates for acquisitions and dispositions of properties, including a clear description of how you calculated disclosed capitalization rates.

In accordance with our phone discussions with the Division, we have not included the requested capitalization rate disclosure in the Form S-11/A filed today.  The Partnership acquired each of its real estate properties at a trustee’s sale following foreclosure on a Partnership mortgage loan secured by the property, or by obtaining a deed in lieu of foreclosure on such a loan.  The Partnership does not prepare or otherwise refer to capitalization rates in connection with decisions regarding acquisition or disposition of properties.

Real Estate Owned, page 53

2.	Please provide the operating data required by Item 15 of Form S-11 for the real estate properties that you own.

For the reasons discussed by phone with the Division, it would require extensive time and effort for the Partnership to assemble the requested operating data on owned real estate.  We have not included such disclosure in the Form S-11/A filed today, and we appreciate your Division’s willingness to accommodate the Partnership’s timing concerns.  The Partnership represents to the Division that the Partnership will include disclosure of operating data in its next Form 10-K annual report under the Securities Exchange Act of 1934, as amended, and in any post-effective amendments to this registration statement.  The Partnership understands that, if none of the owned properties is “materially important” to the Partnership, the Division will accept disclosure of operating data aggregated over the Partnership’s entire owned real estate portfolio.  Additionally, the Partnership has advised the Division that certain historical information predating the Partnership’s acquisition of properties may be impractical for the Partnership to obtain and disclose, given that such properties were acquired through foreclosure or similar circumstances.

Part II — Information Not Required In Prospectus, II-1
Item 37. Undertakings, page II-3

3.	Please include the undertaking found in Item 512(a)(5) of Regulation S-K.

The requested undertaking is included as paragraph (5) under Part II, Item 37, in the Form S-11/A filed today.

*           *           *           *           *

The Partnership intends to request acceleration of the effectiveness of this registration statement on Monday, May 2, 2011.  We will provide you with our request for acceleration as soon as we are advised by you that such a request is appropriate.

In connection with this response and the forthcoming acceleration request, the Partnership acknowledges that:

•
Should the Commission or its staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•
The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•
The Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (925) 280-5393 or Melina Platt, Controller, at (925) 280-5395, or contact our counsel, Steve Harmon at (925) 979-3332, if you have any further questions.

Sincerely,

/s/ Bryan H. Draper
Bryan H. Draper, Chief Financial Officer
Owens Financial Group, Inc., General Partner

cc:           Steven R. Harmon, Esq., Morgan Miller Blair, a Law Corporation

MMB:10385-001:1174021.1